EXHIBIT 12.1

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)
For the Nine Months Ended September 30, 2015

EARNINGS:
Earnings before income taxes	357,524
Fixed charges	147,682
Add: Amortization of capitalized interest	424
Less: Interest capitalized	—
Earnings available for fixed charges (A)	505,630

FIXED CHARGES:
Interest and other financial charges	115,131
Portion of rents representing interest expense	32,551
Total fixed charges (B)	147,682

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	3.42x